EXHIBIT 99.1

SHARPLINK GAMING LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We are pleased to invite you to attend the 2022 Annual General Meeting of Shareholders (the “Meeting”) to be held on Thursday , September 8, 2022 at 4:00 PM Central Time at our corporate headquarters located at 333 Washington Avenue North, Suite 104, Minneapolis, Minnesota 55401, USA, and thereafter as it may be adjourned or postponed from time to time.

At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To reelect Joe Housman, Rob Phythian, Chris Nicholas, Paul Abdo and Tom Doering as members of the board of directors for a term expiring at our 2023 Annual General Meeting of Shareholders and when their successors are elected and qualified;

2.	To ratify and approve the appointment of RSM US LLP, registered public accountants, as our independent registered public accountants for the year ending December 31, 2022 and to authorize the board of directors to fix such independent public accountants’ compensation in accordance with the volume and nature of their services or to delegate such power to our audit committee;

3.	To approve the updated directors and officers compensation policy;

4.	To approve the annual bonus terms, special bonus and equity compensation to Mr. Rob Phythian, our Chief Executive Officer;

5.	To approve option grants to the Company’s Chairman of the Board and another Board member;

6.	To approve the amendment to the SharpLink Gaming Ltd. 2021 Equity Incentive Plan; and

7.	To transact any other business properly coming before the Meeting.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2021 will be reviewed and discussed at the Meeting.

Our board of directors recommends that you vote in favor of the foregoing proposals, each of which is more fully described in the accompanying Proxy Statement.

Shareholders of record at the close of business on August 3, 2022 are entitled to notice of and to vote at the Meeting or any adjournments or postponements thereof.

We expect that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about Friday, August 5, 2022.

The approval of the election of directors named in Item 1 and the proposals set forth in Items 2 through 6 require the affirmative vote of holders of at least a majority of our ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matters presented for passage. In addition, the approval of the proposals set forth in Items 3 and 4 requires a special majority as described in the proxy statement.

We know of no other matters to be submitted at the Meeting other than as specified in this Notice of Annual General Meeting of Shareholders. If any other business is properly brought before the Meeting, the persons named as proxies will vote in respect thereof in accordance with the recommendation of our board of directors.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than Friday, August 5, 2022. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, we will communicate the changes to our shareholders through the publication of a press release, a copy of which will be furnished to the United States Securities and Exchange Commission (the “SEC”) on Form 6-K, and available to the public on the SEC’s website at www.sec.gov.

You can vote either by mailing in your proxy, by internet, by phone or in person by attending the Meeting. If voting by mail, the proxy must be received by our transfer agent at least 48 hours prior to the appointed time of the Meeting or at our registered office in Minneapolis, Minnesota, USA at least four (4) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. If voting by internet or phone your vote must be received by 11:59 p.m., Eastern Daylight Saving Time, on September 7, 2022 to be validly included in the tally of ordinary shares voted at the Meeting. If you attend the Meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card. Shareholders wishing to express their position on an agenda item may do so by submitting a written statement to our office at the above address no later than August 31, 2022. Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public at the aforementioned website.

Joint holders of ordinary shares should note that, pursuant to Article 28.6 of our Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

Sincerely,
/s/ Joe Housman
Joe Housman
July 28, 2022	Chairman of the Board of Directors

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